Exhibit 4.3

Model Form — 6-22-2010
(TARP)

FIRST BUSEY CORPORATION

2010 EQUITY INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD TERMS

The Participant specified below has been granted this Restricted Stock Unit Award (“Award”) by FIRST BUSEY CORPORATION, a Nevada corporation (the “Company”), under the terms of the FIRST BUSEY CORPORATION 2010 EQUITY INCENTIVE PLAN (the “Plan”).  The Award shall be subject to the Plan as well as the following terms and conditions (the “Award Terms”):

Section 1.                                          Award.  In accordance with the Plan, the Company hereby grants to the Participant this Award of Restricted Stock Units (each, an “RSU”) where each RSU represents the right to receive one share of Stock in the future as set forth in Section 2. This Award is in all respects limited and conditioned as provided herein.

Section 2.                                          Terms of Restricted Stock Unit Award.  The following words and phrases relating to the grant of the Award shall have the following meanings:

(a)                                  The “Participant” is [               ].

(b)                                 The “Grant Date” is [               ].

(c)                                  The number of “RSUs” is [          ].

Except where the context clearly implies to the contrary, any capitalized term in this Award shall have the meaning ascribed to that term under the Plan.

Section 3.                                          Restricted Period.  This Award evidences the Company’s grant to the Participant as of the Grant Date, on the terms and conditions described in this Award and in the Plan, a number of RSUs, each of which represents the right of the Participant to receive a share of Stock free of restrictions once the Restricted Period ends.

(a)                                  Subject to the limitations of this Award, and specifically Section 18 hereof, the “Restricted Period” for each installment of such RSUs (“Installment”) shall begin on the Grant Date and end as described in the following schedule (but only if the Participant has not had a Termination of Service before the end of the Restricted Period):

INSTALLMENT	RESTRICTED PERIOD WILL END ON:

(b)                                 Notwithstanding the foregoing provisions of this Section 3, the Restricted Period for the RSUs shall cease immediately, and the RSUs shall become immediately and fully vested, upon (i) a Change in Control that occurs on or before the Participant’s Termination of Service, provided, however that such Change in Control constitutes a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as described in 26 C.F.R. 1.409A-3(i)(5) or (ii) upon the Participant’s Termination of Service due to Disability or death.

(c)                                  In the event the Participant’s Termination of Service, other than as provided in subsection (b) above, occurs prior to the expiration of one or more Restricted Periods, the Participant shall forfeit all rights, title and interest in and to any Installment(s) of RSUs still subject to a Restricted Period as of the Participant’s Termination of Service date.

For purposes of this Award:  “Disability” shall mean that a Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering the Company’s employees.

Section 4.                                          Settlement Eligibility Dates.  Notwithstanding the effect of any lapse of the Restricted Period pursuant to Section 3 above, the Company shall not settle any RSUs unless and until the Company has repaid its obligation under the United States Treasury’s Troubled Asset Relief Program (“TARP”).  As the Company repays its obligation under TARP, the settlement restrictions of this Section 4 shall lapse in accordance with the following schedule (such dates to be referred to as “Settlement Eligibility Dates”):

RSUs VESTING	SETTLEMENT ELIGIBILITY DATES:
25% of RSUs	The date on which 25% of the aggregate financial assistance received under TARP is no longer outstanding.
Additional 25% of RSUs	The date on which 50% of the aggregate financial assistance received under TARP is no longer outstanding.
Additional 25% of RSUs	The date on which 75% of the aggregate financial assistance received under TARP is no longer outstanding.
Additional 25% of RSUs	The date on which all obligations of the Company arising from financial assistance provided under TARP is no longer outstanding.

Section 5.                                          Settlement of Units.  Delivery of Stock or other amounts under this Award and the Plan shall be subject to the following:

(a)                                  Delivery of Stock.  As soon as administratively practicable following the later of (i) end of the Restricted Period or (ii) the Settlement Eligibility Dates set forth in Section 4, the Company shall deliver to the Participant one share of the Company’s Stock free and clear of any restrictions in settlement of each of the unrestricted units.

(b)                                 Compliance with Applicable Laws.  Notwithstanding any other provision of this Award or the Plan, the Company shall have no obligation to deliver any Stock or make any other distribution of benefits under this Award or the Plan unless such delivery or distribution complies with all applicable laws (including, the requirements of the Securities Act), and the applicable requirements of any securities exchange or similar entity.

(c)                                  Certificates.  To the extent that this Award and the Plan provide for the issuance of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

Section 6.                                          Withholding.  All deliveries of shares of Stock pursuant to this Award shall be subject to withholding of all applicable taxes.  The Company shall have the right to require the Participant (or if applicable, permitted assigns, heirs or Designated Beneficiaries) to remit to the Company an amount sufficient to satisfy any tax requirements prior to the delivery date of any shares of Stock under this Award.  At the election of the Participant, subject to the rules and limitations as may be established by the Committee, such withholding obligations may be satisfied through the surrender of shares of Stock which the Participant already owns, or to which Participant is otherwise entitled under the Plan.

Section 7.                                          Non-Transferability of Award.  During the Restricted Period, the Participant shall not sell, assign, transfer, pledge, hypothecate, mortgage, encumber or dispose of any RSUs awarded under this Award.

Section 8.                                          Dividends; Dividend Equivalents.  The Participant shall be entitled to receive a payment of additional RSUs, which shall be subject to the same vesting and settlement conditions as the RSUs with respect to which the additional RSUs are granted, equal in value to any cash dividends and property distributions paid with respect to the RSUs (other than dividends or distributions of securities of the Company which may be issued with respect to its shares by virtue of any stock split, combination, stock dividend or recapitalization — to the extent covered in Section 3.4 of the Plan) that become payable during the Restricted Period (“Dividend Equivalents”); provided, however, that no Dividend Equivalents shall be payable to or for the benefit of the Participant with respect to record dates for such dividends or distributions occurring prior to the Grant Date, or with respect to record dates for such dividends or distributions occurring on or after the date, if any, on which the Participant has forfeited the RSUs.  [Alternative — Dividend Equivalents could be paid in cash on a current basis.]

Section 9.                                          Voting Rights.  The Participant shall not be a shareholder of record with respect to the RSUs during the Restricted Period and shall have no voting rights with respect to the RSUs during the Restricted Period.

Section 10.                                   Heirs and Successors.  This Award shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company’s assets and business.  If any rights of the Participant or benefits distributable to the Participant under this Award have not been settled or distributed, respectively, at the time of the Participant’s death, such rights shall be settled and payable to the Designated Beneficiary, and such benefits shall be distributed to the Designated Beneficiary, in accordance with the provisions of this Award and the Plan.  The “Designated Beneficiary” shall be the beneficiary or beneficiaries designated by the Participant in a writing filed with the Committee in such form as the Committee may require.  The designation of beneficiary form may be amended or revoked from time to time by the Participant.  If a deceased Participant fails to designate a beneficiary, or if the Designated Beneficiary does not survive the Participant, any rights that would have been payable to the Participant and shall be payable to the legal representative of the estate of the Participant.  If a deceased Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the settlement of Designated Beneficiary’s rights under this Award, then any rights that would have been payable to the Designated Beneficiary shall be payable to the legal representative of the estate of the Designated Beneficiary.

Section 11.                                   Administration.  The authority to manage and control the operation and administration of this Award and the Plan shall be vested in the Committee, and the Committee shall have all powers with respect to this Award as it has with respect to the Plan. Any interpretation of this Award or the Plan by the Committee and any decision made by it with respect to this Award or the Plan are final and binding on all persons.

Section 12.                                   Plan Governs.  Notwithstanding anything in this Award to the contrary, this Award shall be subject to the terms of the Plan, a copy of which may be obtained by the Participant from the office of the Secretary of the Company; and this Award are subject to all interpretations, amendments, rules and regulations promulgated by the Committee from time to time pursuant to the Plan.  Notwithstanding anything in this Award to the contrary, in the event of any discrepancies between the corporate records and this Award, the corporate records shall control.

Section 13.                                   Not an Employment Contract.  This Award will not confer on the Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate or modify the terms of such Participant’s employment or other service at any time.

Section 14.                                   No Rights As Shareholder.  The Participant shall not have any rights of a shareholder with respect to the RSUs, until a stock certificate has been duly issued as provided herein.

Section 15.                                   Amendment.  This Award may be amended in accordance with the provisions of the Plan, and may otherwise be amended by written Award of the Participant and the Company without the consent of any other person.

Section 16.                                   Governing Law.  This Award, the Plan, and all actions taken in connection herewith shall be governed by and construed in accordance with the laws of the State of Illinois without reference to principles of conflict of laws, except as superseded by applicable federal law.

Section 17.                                   Section 409A Amendment.  The Committee reserves the right (including the right to delegate such right) to unilaterally amend this Award without the consent of the Participant in order to maintain an exclusion from the application of, or to maintain compliance with, Code Section 409A.  Participant’s acceptance of this Option award constitutes acknowledgement and consent to such rights of the Committee.

Section 18.                                   EESA Amendment, Benefits During TARP Period.  The Committee reserves the right (including the right to delegate such right) to unilaterally amend this Award without the consent of the Participant in order to maintain an exclusion from the application of, or to maintain compliance with, Section 111 of the Emergency Economic Stabilization Act of 2010 (“EESA”), as amended.  Participant’s acceptance of this Award constitutes acknowledgement and consent to such rights of the Committee.  Notwithstanding any provision of this Award to the contrary, if any applicable provision of EESA or any of the compensation limitations or prohibitions applicable to TARP recipients (collectively, the “EESA Restrictions”) should limit or prohibit the payment to Participant of any amounts under this Award or otherwise, Participant hereby agrees to forever waive any claim against the Employer or any of its directors, officers, employees and agents for any changes to Participant’s compensation or benefits that are required in order to comply with the EESA Restrictions, including but not limited to the limitation or complete prohibition of any benefits triggered or accelerated upon Change of Control described in this Award.  Participant further acknowledges and agrees that if the Employer notifies Participant in writing that payments or other compensation received by Participant are in violation of any the EESA Restrictions, Participant shall repay the aggregate amount of such payments to the Employer no later than 15 business days following Participant’s receipt of such notice.

 (Signature page to follow)

IN WITNESS WHEREOF, the Company has caused this Award to be executed in its name and on its behalf, all as of the Grant Date and the Participant acknowledges acceptance of the terms and conditions of this Award.

FIRST BUSEY CORPORATION

By:
Its:

PARTICIPANT

[ ]	Date